77 King St. W., Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, M5K 1H1 Canada T. 647.925.7500 F. 416.861.1240

October 11, 2017

VIA EDGAR

Ms. Jennifer Monick

Assistant Chief Accountant

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Washington, D.C. 20549

Dear Ms. Monick:

Re:	Granite Real Estate Investment Trust

Granite REIT Inc.

Form 40-F

Response Dated September 25, 2017

File Nos. 001-35771 and 001-35772

On behalf of Granite Real Estate Investment Trust and Granite REIT Inc. (“Granite” or the “Company” or “we” or “our”), we are responding to the follow on comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) set forth in its letter of September 28, 2017 (the “Comment Letter”) with respect to the Company’s Form 40-F for the fiscal year ended December 31, 2016. To facilitate the Staff’s review, we have included in this letter the captions and numbered comment from the Comment Letter in bold text and have provided the Company’s response immediately following the numbered comment.

Form 40-F

Exhibit 2

Notes to Combined Financial Statements

Investment Properties, page 60

Comment

1.	We note your response to prior comment three. We also note from your disclosure on page 9 of your Annual Information Form dated March 1, 2017 that special purpose attributes of your special purpose properties cause them to have a higher risk profile. Please expand your response to specifically address how you considered the higher risk profile of your special purpose properties in your determination that the nature, characteristics and related risks of your properties are substantially consistent. Additionally, please address how you assess the nature, characteristics and related risks that result from owning properties in different countries.

Response

In determining that our portfolio of investment properties consists of a single asset class comprising ‘industrial properties’ (referred to as “industrial properties” or “properties” or “portfolio”), we considered attributes such as macro and micro economic factors that may impact industrial properties, the nature of the properties, their physical characteristics, their geographical location and the corresponding overall risk which we deem to be substantially consistent across the three discrete categories within the industrial properties (i.e. special-purpose, multi-purpose and modern warehouse and logistics properties).

For example, we considered the current and potential uses of the properties, the large scale of the properties that are typically one-story structures with minimal to no components or subdivisions therein and that they are generally situated on large land parcels in suburban or rural areas, or are otherwise surrounded by other industrial assets. Within our industrial properties, we identify three discrete categories (namely, special-purpose, multi-purpose and modern warehouse and logistics properties) in our MD&A primarily to provide transparency and assist readers to better understand the current uses of the properties by our tenants. The overall risk profile among categories within our portfolio is substantially similar when balancing the attributes as outlined above and the related risks. The risk profile of the special purpose category of properties is affected by the specialized nature of these assets, which is the basis for the referenced disclosure in our Annual Information Form. However, the degree of specialization and the corresponding ability/cost to retrofit these properties for an alternative use varies even within this category (as do the other risk factors previously identified). Specifically, special purpose properties can be converted to an alternate use, such as warehouse or logistics, subject to appropriate retrofitting based on the current specialized use. We also note that tenant profile risk is substantially consistent across the special purpose and multi-purpose properties in our portfolio as they are predominantly leased to subsidiaries of Magna International Inc. (“Magna”); Magna is a tenant in 62 of the Company’s 92 income-producing properties. Accordingly, Granite believes that the properties are substantially all for industrial use and the risk profile is not solely a function of the three categories identified in its MD&A. In future Annual Information Form filings, the Company will clarify in its disclosure that the three category references represent different potential uses by our tenants of the industrial class of properties and there are overlapping attributes and risks among the existing categories.

We assess the nature, characteristics and related risks that result from owning properties in different countries by understanding the legal, economic, regulatory and operating environments in such jurisdictions. We work with our third party local certified appraisers to assess and then evaluate the relevant key valuation inputs respective to each country and more specifically the region in which we own a property. The primary valuation inputs comprising discount and terminal capitalization rates are a function of multiple macro and micro economic factors that are market, asset class and property specific. More specifically, factors considered in respect of the Company’s valuation of its industrial properties include the tenant quality and creditworthiness, term of the lease, age and condition of the leased premises influenced by the economic conditions of the country including interest and inflation rates, the region within that country, the related township/municipality and even the specific attributes of area within that related township/municipality as to where a specific property is located. As a result, the nature, characteristics and related risks that result from owning properties in different countries are reflected in the discount and terminal capitalization rate assumptions for each property. In accordance with International Financial Reporting Standards 13, Fair Value Measurement paragraph 93 we disclose in note 3 to Granite’s combined financial statements for the year-ended December 31, 2016 the respective discount and terminal capitalization rates, by country. In note 14 we also disclose the related fair value amount of the investment properties by country.

We acknowledge that Granite is responsible for the adequacy and accuracy of the disclosure in its filings.

You may contact me at 647-925-7540 (ikonstan@granitereit.com) with any questions you may have.

Yours truly,

/s/ Ilias Konstantopoulos

Ilias Konstantopoulos

Chief Financial Officer

c:	Michael Forsayeth, Chief Executive Officer

Granite Real Estate Investment Trust

Granite REIT Inc.

c:	Gerry Miller, Chair, Audit Committee

Granite Real Estate Investment Trust

Granite REIT Inc.

c:	Edwin S. Maynard, Partner

Stephen C. Centa, Counsel

Paul, Weiss, Rifkind, Wharton & Garrison LLP

c:	Tony Ciciretto, Partner

Deloitte LLP

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